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                           February 10, 2022

       Bart Van Rhijn
       Chief Financial Officer
       Nanobiotix S.A.
       60, rue de Wattignies
       75012 Paris, France

                                                        Re: Nanobiotix S.A.
                                                            Registration
Statement on Form F-3
                                                            Filed February 4,
2022
                                                            File No. 333-262545

       Dear Mr. Van Rhijn:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dorrie
Yale at 202-551-8776 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Peter E. Devlin